

CREATING VALUE

SOLVING THE GLOBAL ENVIRONMENTAL PROBLEM



DISCARDED

322
MILLION
TONS PLASTIC

GLOBALLY



50%

.LAMINATED
PACKAGING

.DEGRADED

.UNIDENTIFIED

Source: Science Advances https://goo.gl/iaKCQo



Arqlite Innovation for the planet

INNOVATIVE TECH

RECYCLES ALL KINDS OF PLASTICS
COMPETITIVE COST TO LANDFILLS



Arqlite Innovation for the planet

#1 ARTIFICIAL GRAVEL

COMMODITY = SCALE

ECO-FRIENDLY & HIGHLY EFFICIENT



Arqlite Innovation for the planet

ENVIRONMENTAL IMPACT

1 TON PLASTIC = 1 TON ARQLITE

DIVERT PLASTICS FROM ENVIRONMENT

LOCAL PRODUCTION = LESS CO

NO HIDRATION = LESS H2O



SUSTAINABLE DEVELOPMENT GOALS
15 LIFE ON LAND
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER



Arqlite   Innovation for the planet

HIGH EFFICIENCY

INERT, FLEXIBLE, DURABLE
10 X INSULATION 3 X LIGHTER

Light Concrete   Drainage   Precast


TESTED & VALIDATED



Instituto
Nacional
de Tecnología
INTI Industrial

- Ultra light aggregate
- Better elasticity
- No leaching
- Arqlite gravel 0.4 ton/M³
- Expanded clay 0.6 ton/M³
- Mineral gravel 1.3 ton/M³

1M³ Light Concrete - Proportions 1-3-3		1 M³ Concrete [Kg]
Mix	Arqlite Gravel	240
	Sand	777
	Cement	200
	Water	180
Mix properties	Water / Cement %	0.70
	Arqlite Gravel %	34
	Settling [Cm]	5.50
	PUV [Kg/M³]	1397
Concrete properties	Strength 28 days [Mpa]	6.6
	Dry Density [Kg/M³]	1200



MARKET TRACTION + SCALABILITY









Cadbury
Dairy Milk
OREO
RINDE 3L
CONCENTRADO
Vivere
intense
Lay's
Classic
NUEVO LIQUIDO
skip
PURINA
DOG CHOW
Hogareño

LIGHT CONCRETE

PRECAST

DRAINAGE

Arqlite Innovation for the planet



COMPANIES RECYCLING



































- ARCOR
- VASA
- Bolsafilm — protegemos tu marca, cuidamos tu mundo
- Bemis
- PoliNoa

GRAVEL SALES

- SODIMAC HOMECENTER
- La Macetería
- arquimodulos — ARQUITECTURA MODULAR ARGENTINA
- weber SAINT-GOBAIN
- Hygt Chemical Group

GRANTS & AWARDS

- Echoing Green
- SUM STARTUP méxico
- PREMIO CEMEX-TEC
- Fledge
- Secretaría de Articulación Científico Tecnológica, Ministerio de Ciencia, Tecnología e Innovación Productiva, Presidencia de la Nación
- PROESUS — Ministerio de Ambiente y Desarrollo Sustentable, Presidencia de la Nación
- START-UP CHILE

Arqlite Innovation for the planet



















COMPETITION

RECYCLING

Solution	USD/Ton
ARQLITE Recycling	U$40
Landfilling	U$30
Incineration	U$150

GRAVEL

Product	USD/M^3
ARQLITE Gravel	U$88
Expanded Clay	U$162
Heavy Gravel	U$44



MARKET OPPORTUNITY

COMPLEX PLASTIC WASTE

Buenos Aires 72,000 ton/month = $40M/Y
Los Angeles 136,000 ton/month = $80M/Y

LIGHT AGGREGATES

Buenos Aires 229,000 ton/month = $262M/Y
Los Angeles 596,000 ton/month = $429M/Y

Arqlite Innovation for the planet





Sebastian Sajoux: Founder & CEO

Environmental Consultant and Marketing Analist - Marketing & P.R.

B-Green Env. Consulting (Coca-Cola, Unilever, Danone, GCABA)



Andrés Manzur: CFO

Industrial & Financial planning

Tenaris Operations, Supply Chain, Economic & Financial Planning



Pat Grancelli: Head of Legal

Great experience on legal matters and B2G agreements



Jorge Gordillo: COO

Mechanical Engineer - Production, operations, R&D

More than 40 years of experience in production facilities

 

 

R&D



 

Legal



INCOME MODEL



Gross Margin / Tn USD



Costs of Sales USD x Tn



CAPITAL RAISED

2015 $20,000 @ $285,000 valuation

2016 $200,000 @ $1,5M valuation

2016-2018 Grants $200,000

2017-2018 $464,000 convertible notes
(20% Discount · 4% Interest · $5M Cap)



Arqlite Innovation for the planet

This slide reflects plans for the future and cannot be guaranteed.

1st to 2nd Q 2017 ✓
- **Production R&D**
- **Lab + Field Testing**
- **Patent USA + Argentina**

2019
- **2nd Facility CA, USA**
- **Partnership MRF**
- **Scale to 1500 ton/month**

2018 ✓
- **First Scale MVP**
- **Facility Arg 200 ton/month**
- **Go to market**

2020
- **3rd Facility**
- **Development New Material**
- **Development Licensing System**

Arqlite

Innovation for the planet

Join us.

www.en.arqlite.com

info@arqlite.com

 @arqlite